Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Ms. Hong Bu
Chief Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
99 Taibei Road
Harbin, Heilongjiang Province,
P.R. China 150025

Re: China Kangtai Cactus Bio-Tech, Inc.
         Form 10-K for the Period Ended December 31, 2008
         Filed April 15, 2009
         Form 10-Q for the Period Ended June 30, 2009
         File No. 0-33097

Dear Ms. Bu:

We have reviewed your response dated November 12, 2009 to our comment letter dated September 22, 2009 and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K December 31, 2008

Note 8 Shareholders' Equity, page F-11

1. With regard to your response to comment one, the amount of the beneficial conversion feature recognized should be limited to the amount allocated to the convertible preferred. Thus, the amount of the beneficial conversion feature would be less than the total proceeds.

Form 10-Q June 30, 2009

2. With regard to comment four it appears your warrants and convertible preferred have provisions that protect holders from declines in the stock price which would require liability classification. Refer to Example 8 in Exhibit 07-05A of EITF Issue 07-5 and revise or advise. Disclose the price adjustment features.

*   *   *   *

As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and subsequent Forms 10-Q and respond to these comments within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant